EXHIBIT 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

ELECTRONIC ARTS INC. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES CALCULATION

(in $000's)

	Fiscal Years Ended March 31,					Six Months Ended
	2004	2005	2006	2007	2008	September 30, 2008
Interest component of rental expense	8,439	10,821	14,841	22,827	25,519	15,019
Interest component of property leases	9,955	7,529	12,622	16,735	14,820	4,745

Total fixed charges	18,394	18,350	27,463	39,562	40,339	19,764

Pre-tax income (loss)	797,000	725,000	389,000	138,000	(507,000)	(478,000)
Equity in net income of investees	(655)	(493)	—	—	—	—
Fixed charges	18,394	18,350	27,463	39,562	40,339	19,764
Less: minority interest	—	(431)	5,896	(3,779)	—	—

Earnings for calculation purposes (1)	814,739	743,288	410,567	181,341	(466,661)	(458,236)

Ratio of earnings to fixed charges	44.3	40.5	15.0	4.58	(2)	(2)

(1)	For purposes of computing our ratio of earnings to fixed charges, earnings consist of our pre-tax income or loss from continuing operations before adjustment for minority interests in consolidated subsidiaries or income from equity investees, plus fixed charges, minus minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges consist of interest expensed, plus an estimate of the interest within rental expense.
(2)	For the year ended March 31, 2008 and six months ended September 30, 2008, we had a $507 million and $478 million deficiency, respectively, of earnings to fixed charges.